Mail Stop 3561

December 2, 2008

American Vanguard Corporation
James A. Barry-Chief Financial Officer
4695 MacArthur Court
Newport Beach, California

Re: **American Vanguard Corporation**
                Form 10-K for the year ended December 31, 2007
                Filed March 17, 2008
                File Number: 001-13795

Dear Mr. Barry:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief